Exhibit 99.1

Allot Communications Closes Ortiva Wireless Acquisition

Hod Hasharon, Israel, May 15, 2012 - Allot Communications Ltd. (NASDAQ: ALLT), a leading provider of service optimization and revenue generation solutions for fixed and mobile data networks worldwide, today announced that it has closed the previously announced purchase agreement for Ortiva Wireless.

About Allot

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises worldwide. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company's plans, objectives and expectations for future operations, including without limitation the company’s integration vision and expected revenues and operating expenses in connection with the acquisition described in this press release. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the integration of Ortiva Wireless technology, business, and operations with those of the company, increased demand for video optimization solutions in mobile networks, changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors are discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

Marketing Communications
Jonathon Gordon
Director of Marketing
International access code + 972 9 762 8423
International access code + 972 54 223 3589
jgordon@allot.com